UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to
Commission file number: 000-51251
LifePoint Hospitals, Inc. Retirement Plan
(Full title of the plan and the address of the plan,
if different from that of the issuer listed below)
LifePoint Hospitals, Inc.
103 Powell Court, Suite 200
Brentwood, Tennessee 37027
(Name of the issuer of the securities held
pursuant to the plan and the address of
its principal executive office)

LifePoint Hospitals, Inc. Retirement Plan
Audited Financial Statements and Supplemental Schedules
Years Ended December 31, 2006 and 2007

Report of Independent Registered Public Accounting Firm
The Plan Sponsor
LifePoint Hospitals, Inc. Retirement Plan
We have audited the accompanying statements of net assets available for benefits of the LifePoint Hospitals, Inc. Retirement Plan (the “Plan”) as of December 31, 2006 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Lattimore Black Morgan & Cain, PC
Brentwood, Tennessee
June 11, 2008

LifePoint Hospitals, Inc. Retirement Plan
Statements of Net Assets Available for Benefits

	December 31, 2006			December 31, 2007
	Participants’	ESOP Shares		Participants’	ESOP Shares
	Accounts	Fund		Accounts	Fund
	(Allocated)	(Unallocated)	Total	(Allocated)	(Unallocated)	Total
Assets
Investments, at fair value	$264,678,502	$21,057,731	$285,736,233	$282,120,035	$8,751,888	$290,871,923
Employer contributions receivable	—	346,774	346,774	—	1,008,226	1,008,226
Participant contributions receivable	1,118,769	—	1,118,769	—	—	—
Prepaid expenses	—	—	—	467,306	—	467,306
Income receivable	171,598	—	171,598	22,185	—	22,185

Total assets	$265,968,869	$21,404,505	$287,373,374	$282,609,526	$9,760,114	$292,369,640

Liabilities
Accrued interest payable to LifePoint Hospitals, Inc.	$—	$346,774	$346,774	$—	$1,008,226	$1,008,226
Note payable to LifePoint Hospitals, Inc.	—	8,268,136	8,268,136	—	4,293,071	4,293,071
Expenses payable	235,339	—	235,339	—	—	—
Excess contributions payable	315,562	—	315,562	160,226	—	160,226

Total liabilities	$550,901	$8,614,910	$9,165,811	$160,226	$5,301,297	$5,461,523

Net assets available for benefits at fair value	$265,417,968	$12,789,595	$278,207,563	$282,449,300	$4,458,817	$286,908,117

Adjustments from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	480,781	—	480,781	480,659	—	480,659

Net assets available for benefits	$265,898,749	$12,789,595	$278,688,344	$282,929,959	$4,458,817	$287,388,776

See accompanying notes.

LifePoint Hospitals, Inc. Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2006			Year Ended December 31, 2007
	Participants’	ESOP Shares		Participants’	ESOP Shares
	Accounts	Fund		Accounts	Fund
	(Allocated)	(Unallocated)	Total	(Allocated)	(Unallocated)	Total
Additions
Interest and dividend income	$1,094,543	$—	$1,094,543	$667,792	$—	$667,792
Employer contributions	—	8,536,517	8,536,517	6,223,043	9,143,944	15,366,987
Participants’ contributions	29,866,485	—	29,866,485	30,723,487	—	30,723,487

Total additions	30,961,028	8,536,517	39,497,545	37,614,322	9,143,944	46,758,266

Deductions
Benefits paid	24,992,063	—	24,992,063	26,200,087	—	26,200,087
Interest expense	—	955,900	955,900	—	661,452	661,452
Administrative expenses	1,833,851	—	1,833,851	1,943,474	—	1,943,474

Total deductions	26,825,914	955,900	27,781,814	28,143,561	661,452	28,805,013

Net appreciation (depreciation) in fair value of investments	15,816,605	(9,016,545)	6,800,060	(4,161,903)	(5,090,918)	(9,252,821)
Allocation of ESOP shares to Plan	11,710,498	(11,710,498)	—	11,722,352	(11,722,352)	—

Net increase (decrease) in net assets available for benefits	31,662,217	(13,146,426)	18,515,791	17,031,210	(8,330,778)	8,700,432

Net assets available for benefits at beginning of year	234,236,532	25,936,021	260,172,553	265,898,749	12,789,595	278,688,344

Net assets available for benefits at end of year	$265,898,749	$12,789,595	$278,688,344	$282,929,959	$4,458,817	$287,388,776

See accompanying notes.

LifePoint Hospitals, Inc. Retirement Plan
Notes to Financial Statements
December 31, 2007
Note 1 — Description of the Plan
The following description of the LifePoint Hospitals, Inc. Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all employees of LifePoint Hospitals, Inc. (the “Company”) who have completed 60 days of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Plan includes a component that is an “employee stock ownership plan” (“ESOP”) within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”). As an ESOP, the Plan generates certain favorable federal income tax consequences for the Company through an acquisition loan from the Company, as described in Note 5. These shares are held in an ESOP suspense account and are released as the loan is repaid and then used to fund employer contributions. The Plan uses Company contributions to repay the loan principal and interest.
Contributions
Each participant may elect to contribute up to 50% of his or her pre-tax compensation to the Plan (“Salary Deferral Contribution”). An automatic 2% Salary Deferral Contribution is applied to all participants who do not make a contrary election. Participants who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions subject to the Code’s limitations.
The Plan provides a matching contribution of Company stock in the form of the allocation of ESOP shares in an amount equal to 100% of the amount the participant has elected as a Salary Deferral Contribution for that payroll period, up to 3% of the participant’s eligible compensation (“Salary Deferral Matching Contributions”).
In any Plan year and in addition to the Salary Deferral Matching Contributions, the Company may contribute to participants’ accounts cash or Company stock as determined by the Company (“Non-Matching ESOP Contributions”). In addition, discretionary Company profit sharing contributions may be made by the Company (“Profit Sharing Contributions”). Non-Matching ESOP Contributions and Profit Sharing Contributions are allocated to participant accounts on a pro rata basis based on eligible compensation earned in the year for which the contributions apply. To be eligible for an allocation of the Non-Matching ESOP Contributions and Profit Sharing Contributions, a participant must meet the following requirements:
(i)	Participant is age 21 or older on the last day of the Plan year; and

(ii)	Participant is an employee as of the last day of the Plan year.
An additional contribution by the Company in an amount determined by the Company to ensure that the Plan satisfies certain nondiscrimination requirements of the Code may be allocated solely to the accounts of participants who are considered non-highly compensated employees and have elected to make Salary Deferral Contributions for the Plan year (“Unilateral Employer Contributions”). Alternatively, certain highly compensated employees may be refunded a portion of their Salary Deferral Contributions in order to comply with the same nondiscrimination requirements of the Code.
During the years ended December 31, 2006 and 2007, the Company’s ESOP Contribution consisted of cash in the amount of $3,900,000 and $5,130,000, respectively, and an allocation of shares of the Company’s common stock of 289,852 and 277,245, respectively. Additionally, during the years ended December 31, 2006 and 2007, the Company made Profit Sharing Contributions of $2,520,275 and $6,223,026, respectively.

Participant Accounts
Each participant’s account is credited (charged) with the participant’s contributions, the Company’s contributions, Plan fees and Plan earnings (losses). Allocations are based on participant’s earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Contributions and allocations are subject to certain limitations under the Code. The Plan allows participants who have three or more years of service to diversify up to 100% of their allocated ESOP contributions by investing in other securities available under the Plan.
Payment of Benefits
Upon retirement, disability, death, or termination of employment, the total vested value of a participant’s account that exceeds $5,000 is distributed, upon request, to the participant or the beneficiary, as applicable, in cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan. If the vested value of a participant’s account is less than $1,000 the total vested balance is distributed as an automatic lump sum payment in cash. For participant accounts greater than $1,000 but less than $5,000, the vested value of the participant’s account is rolled into an individual retirement account on behalf of the participant. A participant’s contributions may also be withdrawn for certain hardship situations.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or one-half of the respective participant’s vested account balance. Loan terms range from one half a year to five years or up to ten years if the loan is used for the purchase of a primary residence. The loans are secured by the vested balance in the respective participant’s account and bear interest at a rate commensurate with local prevailing rates, ranging from 4.0% to 9.5% as of December 31, 2007, as determined by the plan administrator. Principal and interest are paid by the participant ratably through payroll deductions.
Vesting and Forfeitures
Participants are immediately fully vested in their Salary Deferral Contributions, Unilateral Employer Contributions, rollover contributions and investment earnings (losses) arising from these contributions. Salary Deferral Matching Contributions, Non-Matching ESOP Contributions and Profit Sharing Contributions are subject to a vesting schedule based on the participant’s number of years of service as follows:

Vested
Years of Service	Percentage

Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%
Participants’ interest in their accounts become fully vested and nonforfeitable without regard to their credited years of service if they are employed by the Company on or after age 65, attain age 55 and have completed 10 years of service, incur a total and permanent disability or die while employed by the Company.
If a participant who is not fully vested terminates employment with the Company, the participant is entitled to the vested portion of their account. The non-vested portion is forfeited and is used to reduce future Company contributions, pay administrative expenses of the Plan or is reallocated to participants in the Plan if forfeitures from ESOP accounts occur. Unused forfeitures totaled $5,419,624 and $4,722,450 at December 31, 2006 and 2007, respectively, and $217,750 and $4,580,198 of forfeitures were used to reduce employer contributions and administrative expenses of the Plan during the years then ended, respectively.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will receive the vested and non-vested portions of their accounts.

Note 2 — Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are held, and transactions are executed, by U.S. Trust Company, N.A. (the “ESOP Trustee”) for the ESOP portion of the Plan and by Northern Trust (the “Trustee”) for the non-ESOP portion of the Plan. Investments in mutual funds and equity securities are stated at fair value by the ESOP Trustee and the Trustee and are based on quoted prices in an active market. The value of collective trust funds are based upon the current value of and net investment gains or losses relating to the units of participation held by the Plan. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Participant loans are valued at their outstanding balances, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Fully Benefit-Responsive Investment Contracts
As described in Financial Accounting Standards Board Staff Position (“FSP”) AAG INV-1 and Statement of Position (“SOP”) 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Administrative Expenses
Administrative expenses, including legal and participant accounting expenses and all expenses directly relating to the investments are charged to and paid by the Plan unless paid by the Company.
Benefit Payments
Benefits are recorded when paid.
Recently Issued Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The provisions for SFAS No. 157, as they relate to the Plan, are to be applied prospectively. The Plan’s management does not anticipate that the adoption of SFAS No. 157 will have a material impact to the Plan.

Note 3 — Investments
For the years ended December 31, 2006 and 2007, the Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) as follows:

	2006	2007
Common stock	$(9,819,568)	$(17,377,541)
Collective trust funds	16,619,628	8,124,720

Net appreciation (depreciation) in fair value of investments	$6,800,060	$(9,252,821)

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2007 are as follows:

	2006	2007
LifePoint Hospitals, Inc. Common Stock*	$83,895,173	$72,262,074
Northern Trust Company Stock Index Fund	49,924,317	64,746,458
Northern Trust Company Stable Value Asset Fund	43,423,272	59,529,785
Northern Trust Company Short Term Investment Fund	40,118,258	**
Northern Trust Company Small Company Index Fund	31,273,749	37,779,008
Northern Trust Company International Equity Index Fund	17,018,183	25,308,001
Northern Trust Company Aggregate Bond Index Fund	**	18,933,069

*	Includes non-participant directed investments.

**	Investment does not represent 5% or more of the Plan’s net assets for the respective year.
Note 4 — Nonparticipant-Directed Investments
Information about net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments at December 31, 2006 and 2007 are as follows:

	2006		2007
	Allocated	Unallocated	Allocated	Unallocated
Short Term Investment Fund	$—	$1,263	$991,246	$—

LifePoint Hospitals, Inc. Common Stock:
Number of shares	1,671,439	624,821	1,817,292	294,280

Cost	$19,110,693	$7,185,441	$20,781,023	$3,373,483

Fair Value	$56,327,494	$21,056,468	$54,046,264	$8,751,888

Total fair value of nonparticipant-directed investments	$56,327,494	$21,057,731	$55,037,510	$8,751,888

	2006	2007
Nonparticipant-directed investments at beginning of year	$90,144,753	$77,385,225
Change in net assets:
Transfers (to) from other funds	(1,395,843)	242,537
Distributions to participants	(3,927,171)	(3,097,239)
Employer cash contributions	3,900,000	5,130,000
Net depreciation in fair value	(11,336,514)	(15,871,125)

Nonparticipant-directed investments at end of year	$77,385,225	$63,789,398

Note 5 — Note Payable to LifePoint Hospitals, Inc.
On June 9, 1999, the Plan purchased 2,796,719 shares of the Company’s common stock from the Company at $11.50 per share for an aggregate purchase price of approximately $32,162,000. The Plan issued a note payable to the Company (the “ESOP Note”) in an amount equal to the purchase price. The ESOP Note is secured by a pledge of the unallocated stock. The ESOP Note is payable in ten annual payments of $4,636,517, which includes interest on the outstanding principal balance at an annual rate of 8%.
The purchased shares are held by the ESOP Trustee in a suspense account and a portion of these shares is allocated on a quarterly and annual basis for Salary Deferral Matching Contributions, Non-Matching ESOP Contributions or Profit Sharing Contributions. Through December 31, 2006 and 2007, 2,330,719 and 2,517,044 shares, respectively, had been allocated to participant accounts.
The purchase price for the Company’s common stock was acknowledged to be no greater than the prevailing price of the Company’s common stock quoted on NASDAQ at June 9, 1999. The Company makes contributions in cash to the Plan which, when aggregated with the Plan’s dividends and interest earnings, equal the amount necessary to enable the Plan to make regularly scheduled payments of principal and interest due on the ESOP Note. Based on this determination, and subject to limitations contained in the Code, the Company is entitled to claim an income tax deduction for contributions to the Plan for the year to which such contributions relate. The participants and beneficiaries of the Plan are not subject to income tax with respect to contributions made on their behalf until they receive distributions from the Plan.
The ESOP Note is scheduled to mature in 2008 with final principal payments totaling in the aggregate $4,293,071. As of December 31, 2006 and 2007 unpaid interest totaled $346,774 and $1,008,226, respectively, and is reflected as an employer contributions receivable and accrued interest payable to LifePoint Hospitals, Inc in the accompanying statements of net assets available for benefits.
Note 6 — Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Note 7 — Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service, dated January 15, 2003, stating that the Plan is qualified under Section 401(a) of the Code and that the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to bring the Company’s operations into compliance with the Code.
Note 8 — Party-In-Interest Transactions
The issuance of the ESOP Note payable to the Company for the purchase of the Company’s common stock and contributions received by the Plan from the Company to fund principal and interest payments on the ESOP Note are considered transactions with parties-in-interest. Certain Plan investments are shares of trust funds managed by the Trustee and, therefore, such transactions qualify as party-in-interest transactions. Purchases and sales of assets through the ESOP Trustee and Trustee are also considered party-in-interest transactions. The Plan also holds investments in the form of participant loans, such transactions qualify as party-in-interest transactions. All of these transactions are permissible under specific exemptions included in ERISA and the Code.

Note 9 — Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006 and 2007:

	2006	2007
Net assets available for benefits per the financial statements	$278,688,344	$287,388,776
Less deemed distributions of participant loans	(150,080)	(152,553)

Net assets available for benefits per the Form 5500	$278,538,264	$287,236,223

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2006 and 2007:

	2006	2007
Net increase in net assets available for benefits per the financial statements	$18,515,791	$8,700,432
Add deemed distributions of participant loans at beginning of year	—	150,080
Less deemed distributions of participant loans at end of year	(150,080)	(152,553)

Net increase in net assets available for benefits per the Form 5500	$18,365,711	$8,697,959

Note 10 — Subsequent Events
Effective January 1, 2008, The Charles Schwab Trust Company replaced U.S. Trust Company, N.A. and Northern Trust as trustee for the Plan. The Plan assets were transferred to Charles Schwab Trust Company on January 2, 2008.
Effective January 1, 2008, the Plan was merged with the Province Healthcare Company 401(k) Retirement Plan, a separate plan administered by the Company. The LifePoint Hospitals, Inc. Retirement Plan is the surviving plan of the two merged plans.

LifePoint Hospitals, Inc. Retirement Plan
EIN: 52-2165845 Plan No.: 001
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2007

		(c)
	(b)	Description of Investment
		Including Maturity Date,
	Identity of Issue,	Rate of Interest,		(e)
	Borrower, Lessor	Collateral, Par	(d)	Current
(a)	or Similar Party	or Maturity Value	Cost	Value
*	LifePoint Hospitals, Inc.	Common Stock	$30,784,994	$72,262,074
*	Northern Trust Company	Stock Index Fund	**	64,746,458
*	Northern Trust Company	Stable Value Asset Fund	**	59,529,785 ***
*	Northern Trust Company	Small Company Index Fund	**	37,779,008
*	Northern Trust Company	International Equity Index Fund	**	25,308,001
*	Northern Trust Company	Aggregate Bond Index Fund	**	18,933,069
*	Northern Trust Company	Short Term Investment Fund	**	4,510,661
	Self-directed Brokerage Accounts	Various investments	**	4,508,510
*	Participant Loans	Interest rate ranges from 4.0% to 9.5%	**	3,294,357

				$290,871,923

*	Indicates a party-in-interest to the Plan.

**	Not required for participant-directed investments.

***	In accordance with FSP AAG INV-1 and SOP 94-4-1, the current value of the Stable Value Asset Fund has been stated at fair value.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 11, 2008	LIFEPOINT HOSPITALS, INC. RETIREMENT PLAN

	By:	/s/ John Bumpus

John Bumpus Executive Vice President and Chief Administrative Officer

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
23.1	Consent of Independent Registered Public Accounting Firm